AB 6/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 6 2013
DIVISION OF TRADING & MARKETS

13014601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 15719 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Carnegie Ave
(No. and Street)

| Cleveland | Ohio | 44115 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rukenbrod — 216-781-5060 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

| 4807 Rockside Road, Suite 510 | Independence | Ohio | 44131 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 6/10

# OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY**

**SEPTEMBER 30, 2012**

## TABLE OF CONTENTS

**PAGE**

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510
Independence, Ohio 44131
Phone: (216) 524.8900
Fax: (216) 524.8777
http://www.hobe.com

## INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Financial America Securities, Inc.
and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2012, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Hobe and Lucas*
*Certified Public Accountants, Inc.*

November 20, 2012

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ 72,868 | |
| Marketable securities - trading securities | 17,931 | |
| Accounts receivable | 79,277 | |
| Prepaid expenses | 4,614 | |
| Deferred taxes | 25,480 | 200,170 |
| **Property and Equipment** | | |
| Furniture and fixtures | 47,915 | |
| Less: Accumulated depreciation | 47,190 | 725 |
| **Other Assets** | | |
| Deposits | | 2,259 |
| | | $ 203,154 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ 10,543 | |
| Accrued expenses | 36,545 | 47,088 |
| **Stockholders' Equity** | | |
| Preferred stock, $1,000 par value, 300 shares Authorized, 83 shares issued and outstanding | 83,000 | |
| Common stock, no par value, 700 shares authorized, 626 shares issued and 493 shares outstanding | 781 | |
| Additional paid in capital | 227,936 | |
| Retained Earnings | (18,087) | |
| | 293,630 | |
| Less: Treasury stock, at cost - 133 shares common, 29 shares preferred | 137,564 | 156,066 |
| | | $ 203,154 |

See accompanying notes to financial statements.

**FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF INCOME**
**FOR THE YEAR ENDED SEPTEMBER 30, 2012**

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions: | | |
| Commission on transactions in listed equity securities executed on an exchange | $ 3,976 | |
| Commission on transactions in exchange listed equity securities executed over-the-counter | 167,177 | |
| All other securities commissions | 659,278 | |
| Total securities commissions | | 830,431 |
| Net gains on firm security investment accounts - including unrealized gains (losses) | | (26,423) |
| Fees for account supervision, investment advisory and administrative services | | 124,695 |
| Other revenue related to securities business | | 10,158 |
| | | 938,861 |
| **Expenses** | | |
| Registered representatives' compensation | 667,847 | |
| Clerical and administrative employee expense | 91,928 | |
| Taxes and other employment cost | 22,826 | |
| Clearance paid to non-brokers | 22,648 | |
| Telephone and internet | 12,336 | |
| Occupancy cost | 19,658 | |
| Regulatory fees | 18,483 | |
| Professional fees | 63,946 | |
| Insurance | 2,827 | |
| Dues and subscriptions | 1,220 | |
| Equipment lease | 7,355 | |
| Quotation expense | 18,262 | |
| Other expenses (including depreciation of $725) | 20,341 | |
| Total expenses | | 969,677 |
| **Net Income (Loss) Before Provision For (Recovery of) Income Taxes** | | (30,816) |
| **Provision For (Recovery of) Income Taxes** | | 5,113 |
| **Net Loss** | | $ (35,929) |

See accompanying notes to financial statements.

# FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
# CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
# FOR THE YEAR ENDED SEPTEMBER 30, 2012

| | Common Stock | Preferred Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| Balance - October 1, 2011 | $ 781 | $ 74,000 | $ 227,936 | $ 17,842 | $ (108,564) | $ 211,995 |
| Net Income (Loss) | | | | (35,929) | | (35,929) |
| Acquisition of Treasury Stock | | | | | (29,000) | (29,000) |
| Issuance of Preferred Stock | | 9,000 | | - | | 9,000 |
| Balance - September 30, 2012 | $ 781 | $ 83,000 | $ 227,936 | $ (18,087) | $ (137,564) | $ 156,066 |

See accompanying notes to financial statements.

**FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2012**

| | | |
|---|---|---|
| **Cash Flows Used By Operating Activities** | | |
| Net loss | $ | (35,928) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | |
| Depreciation | | 725 |
| Deferred taxes | | 2,520 |
| Change in assets and liabilities: | | |
| Increase in accounts receivable | | (7,462) |
| Decrease in prepaid expenses | | 2,588 |
| Decrease in deposits | | 2,400 |
| Decrease in refundable federal income tax | | 17,000 |
| Increase in accounts payable | | 7,202 |
| Decrease in payable - clearing organization | | (5,233) |
| Increase in accrued expenses | | 16,335 |
| Net Cash Provided By Operating Activities | | 147 |
| **Cash Flows From Investing Activities** | | |
| Net decrease in marketable securities | | 27,187 |
| Net Cash Provided By Investing Activities | | 27,187 |
| **Cash Flows From Financing Activities** | | |
| Proceeds from issuance of preferred stock | | 9,000 |
| Acquisition of treasury stock | | (29,000) |
| Net Cash Used In Financing Activities | | (20,000) |
| **Net Increase in Cash and Cash Equivalents** | | 7,334 |
| **Cash and Cash Equivalents - October 1, 2011** | | 65,534 |
| **Cash and Cash Equivalents- September 30, 2012** | $ | 72,868 |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

See accompanying notes to financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Operations

Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 31, 2010, the Company formed a wholly-owned subsidiary, Artemis Wealth Advisors LLC (Artemis). The subsidiary provides investment advisory services.

### Principles of Consolidation

At September 30, 2012, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its wholly-owned subsidiary, Artemis Wealth Advisors LLC. All intercompany transactions and balances have been eliminated.

### Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

### Marketable Securities

The Company holds investments in stocks for the benefit of the Company. They are recorded at fair market value.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts is calculated using the Company's historical bad debt experience and management's estimate of potential uncollectible accounts. The allowance was $-0- as of September 30, 2012.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### Fair Value

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Companies equities consist of pink sheet and over the counter stocks and the fair market value is the price on the last date traded.

The following table presents the investments carried on the Consolidated Statement of Financial Condition by level within the valuation hierarchy as of September 30, 2012:

| | Assets at Fair Value as of September 30, 2012 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Equities | $ - 0 - | $ 17,931 | $ - 0 - | $ 17,931 |
| | $ - 0 - | $ 17,931 | $ - 0 - | $ 17,931 |

### Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

## NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2012 is comprised of the following:

| | |
|---|---|
| Current | $ 2,593 |
| Deferred | 2,520 |
| | $ 5,113 |

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains (losses) on firm investments for financial accounting and tax purposes. The Company has recorded a valuation allowance for unrealized losses, as the Company is not sure whether they will be able to use these future losses. The Company also has net operating losses in the amount of $163,619, expiring in 2026 and 2027.

The Company's deferred tax assets and liabilities at September 30, 2012 consist of:

| | |
|---|---|
| Deferred tax asset | $ 42,000 |
| Valuation allowance | (16,520) |
| Deferred tax liability | - |
| | $ 25,480 |

The change in the valuation allowance was ($9,480) for the year ended September 30, 2012.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended September 30, 2012. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending September 30, 2009, September 30, 2010 and September 30, 2011 are subject to examination by major taxing authorities.

## NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $50,000. At September 30, 2012, the Company's net capital was $108,994, which was $58,994 more than the minimum required net capital. At September 30, 2012, the Company's ratio of aggregate indebtedness to net capital was 43%.

## NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

## NOTE 5 - RELATED PARTY COMMITMENTS

The Company occupies office facilities on a month-to-month basis, leasing the space from a firm whose majority principal is a minor stockholder in the Company. Monthly rent is $1,350. $1,350 is included in accounts payable at September 30, 2012.

Rent expense was $18,089 for the year ended September 30, 2012, of which $11,750 was paid to the related party.

## NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

## NOTE 7 - STOCK COMPENSATION

The Company granted stock options to an officer of the Company in December 2006 and accounted for these arrangements based on the intrinsic value of the equity instruments granted, as set forth in Accounting Principles Board Opinion (APB) No. 25, *Accounting For Stock Issued to Employees*. In accordance with APB No. 25, no stock based compensation cost was reflected in the Company's net income in the years of issuance for grants of stock options to employees because the Company granted stock options with an exercise price equal to an estimated fair market value. There were 70 options awarded and outstanding, issued in December 2006, at an option price of $596 per option. The options were fully vested at date of issuance and expired on December 31, 2011. There have been no options awarded or exercised through the year ended September 30, 2012.

## NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2012 was $1,569.

## NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

## NOTE 10 - MARKETABLE SECURITIES

The Company holds investments in equities classified as trading securities that are valued as follows:

| | | |
|---|---|---|
| Cost | $ | 106,649 |
| Unrealized loss | | (88,718) |
| Fair Market Value | $ | 17,931 |

## NOTE 11 - FINANCIAL DATA OF SUBSIDIARY

The consolidated financial statements include the accounts of Artemis Wealth Advisors LLC, which include:

| | | |
|---|---|---|
| Assets | $ | 17,043 |
| | | |
| Liabilities | $ | 5,869 |
| Net Worth | | 11,174 |
| | $ | 17,043 |

Additionally, $200 of common stock in Artemis was eliminated at September 30, 2012.

## NOTE 11 – PREFERRED STOCK

During the year the Company issued non-voting preferred stock. There are no fixed dividends; any dividend on the preferred shares shall be noncumulative and payable when declared by the Board of Directors. The Board of Directors may redeem some or all of the preferred shares at a price equal to $1,000 per share.

## NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through November 22, 2012 the available date of issuance of the financial statements.

**FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY**

**SUPPLEMENTAL FINANCIAL INFORMATION**

**PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

**SEPTEMBER 30, 2012**

**FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY**
**SCHEDULE I - COMPUTATION OF NET CAPITAL**
**PURSUANT TO RULE 15c3-1**
**SEPTEMBER 30, 2012**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity from statement of financial condition | $ | 156,066 |
| Non-allowable assets: | | |
| Unsecured receivables | | - |
| Deposits | | (2,259) |
| Prepaid expenses | | (4,614) |
| Net furniture and fixtures | | (725) |
| | | 148,468 |
| Deferred taxes resulting from unrealized losses on securities | | (25,480) |
| Net capital before haircuts on security positions | | 122,988 |
| Haircuts on securities | | (2,820) |
| Net capital of Subsidiary | | (11,174) |
| Net capital | $ | 108,994 |
| **Aggregate indebtedness** | $ | 47,088 |
| **Computation of basic net capital requirement** | | |
| **6-2/3% of aggregate indebtedness** | $ | 3,139 |
| **Minimum required net capital** | $ | 50,000 |
| **Net capital requirement** | $ | 50,000 |
| **Excess net capital** | $ | 58,994 |
| **Excess net capital at 1,000%** | $ | 104,285 |
| **Percentage of aggregate indebtedness to net capital** | | 43% |

**Additional Statements**

There are no material differences in the computation with Form X-17A-5, Part II A.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

See accompanying notes to financial statements.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. and Subsidiary (the "Company") for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

*Hobe and Lucas*
*Certified Public Accountants, Inc.*

November 20, 2012

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of Financial America Securities, Inc. And Subsidiary
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2011 to September 30, 2012, which were agreed to by Financial America Securities, Inc. And Subsidiary, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Financial America Securities, Inc. And Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Financial America Securities, Inc. And Subsidiary's management is responsible for the Financial America Securities, Inc. And Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012 less revenues reported on the FOCUS reports for the period from October 01, 2011 to March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period from October 1, 2011 to September 30, 2012 noting a difference of $1.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting the following differences:

    The deduction for 40% of margin interest earned on customer securities accounts should have been $3,796, not $9,420 as reported on line 2c.9(ii)

    A remaining difference of $1 was noted between calculated adjustments and reported adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting the following differences:

| Line | As reported on SIPC-7 | As Calculated |
|---|---|---|
| 2.A. | $1,676.83 | $1,690.89 |
| 2.F. | $1,243.58 | $1,257.64 |
| 2.a. | $843,844 | $843,843 |
| 2.c.(1) | $262,486 | $262,485 |
| 2c.(9)(ii) | $9,420 | $3,796 |
| 2c Total Deductions | $294,554 | $288,929 |
| 2d. | $670,732 | $676,356 |
| 2e. | $1,676.83 | $1,690.89 |

5. Compared the overpayment as reported on the prior year Form SIPC-7 to the overpayment credited on the current year Forms SIPC-6 and SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Hobe and Lucas*
*Certified Public Accountants, Inc.*

November 20, 2012

SIPC-7
3-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015719 FINRA SEP
FINANCIAL AMERICA SECURITIES INC
1325 CARNEGIE AVE
CLEVELAND OH 44115-2835

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John D. Rukenbrod

2 A. General Assessment (item 2e from page 2) $ 1,676.83

B. Less payment made with SIPC-6 filed (exclude interest) ( 433.25 )
4/22/12
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for — days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,243.58

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,243.58

H. Overpayment carried forward $( — )

ubsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

(S) Artemis Wealth Services

he SIPC member submitting this form and the e on by whom it is executed represent thereby all information contained herein is true, correct n complete.

Financial America Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

d the _____ day of October, 2012.

his form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 843,844 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 95,019 |
| (2) Net loss from principal transactions in securities in trading accounts. | 6,324 |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | 20,099 |
| Total additions | 121,442 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 262,486 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 22,648 |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MUTUAL FUND (30,664) 12b-1 (110,664) ANNUITY (121,158) (Deductions in excess of $100,000 require documentation) | — |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 9420 | |
| Enter the greater of line (i) or (ii) | 9,420 |
| Total deductions | 294,554 |
| 2d. SIPC Net Operating Revenues | $ 670,732 |
| 2e. General Assessment @ .0025 | $ 1,676.83 (to page 1, line 2.A.) |